Exhibit (a)(1)

Offer To Exchange Outstanding Options

Granted Under the

Channell Commercial Corporation 1996 Incentive Stock Plan

This Offer and the Related Right of Withdrawal Will Expire

At 9:00 P.M., Pacific Time, On March 20, 2003,

Unless Channell Commercial Corporation Extends the Offer

In this Offer to Exchange, Channell Commercial Corporation (“Channell”) is offering (the “Offer”) to exchange for new options all outstanding stock options to purchase shares of our common stock that were granted to current employees and non-employee directors of Channell or its subsidiaries, other than employees who as of the date of this Offer to Exchange have received notice of their termination and non-employee directors who as of the date of this Offer to Exchange have ceased to serve on the board of directors, under the Channell Commercial Corporation 1996 Incentive Stock Plan, as amended (the “Stock Plan”).

Options granted to anyone else may not be tendered in the Offer and are not affected by it. Additionally, if you are governed by the laws of a jurisdiction other than the United States, you may not be eligible to participate in the Offer if the laws of such jurisdiction preclude such participation.

We are making the Offer upon the terms and subject to the conditions set forth in this Offer to Exchange (as amended from time to time, this “Offer to Exchange”) and in the related Letter of Transmittal (as amended from time to time, the “Letter of Transmittal”). Eligible option holders who participate in the Offer will receive a new option on the new grant date in exchange for each old option that was validly tendered and accepted for exchange. The number of shares covered by each new option will be equal to the number of shares covered by the old option that was exchanged for such new option, subject to adjustments for any stock splits, stock dividends and other events affecting our capital structure that occur before the grant date of the new option. Each new option will be granted under the Stock Plan, or any other stock option plan that may be adopted by Channell from time to time, as will be determined by Channell in its sole discretion. Channell reserves the right to amend the Stock Plan in accordance with its terms from time to time. A separate new option will be granted in exchange for each old option that is validly tendered and accepted for exchange. Accordingly, two or more eligible old options will not be consolidated into a single new option.

We will grant the new options on one of the first five trading days, in our sole discretion, that is at least six months and one day following the date on which we cancel the old options accepted for exchange. We expect that, after the close of business on the date the Offer expires, we will cancel the old options accepted for exchange. If the Offer expires on March 20, 2003, as currently planned, we expect that the new options will be granted on one of the first five trading days beginning on September 22, 2003.

The exercise price of the new options will equal the closing sale price of our common stock as reported on the Nasdaq National Market System (or such other amount that is determined by our Board of Directors to be the fair market value) on the date of grant of such options. Because we will not grant new options to a tendering option holder until at least six months and one day following the date on which we cancel the options accepted for exchange, it is possible that the new options may have a higher exercise price than some or all of your current options. By tendering options, you face the risk that if our common stock price increases after the date your tendered options are cancelled, your old options would have been worth more than the new options you will receive in the exchange.

For each old option that is exchanged in the Offer for a new option, the vested status and vesting schedule of your old options will be preserved and continued as follows:

•	on the new grant date, the new option will be vested to the same extent that the old option would have been vested on the new grant date had the old option not been cancelled; and

•	after the new grant date, the unvested portion of the new option will vest on the schedule applicable to the old option, as though the old option had not been cancelled.

Notwithstanding whether any old option tendered for exchange is a non-qualified stock option or an incentive stock option under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), we will grant the new option issued in exchange for such old option as either a non-qualified stock option or an incentive stock option, in our sole discretion.

If, for any reason, you are not an employee or non-employee director of Channell or one of its subsidiaries from the date on which you tender your options through the date on which we grant the new options, then you will not receive any new options or any other consideration in exchange for your tendered options. This means that if your employment or service as a non-employee director terminates for any reason before the date on which we grant the new options, then you will not receive anything for the options that you tendered and we cancelled.

If you choose to participate in the Offer, then you must tender all options that were granted to you prior to the expiration date of the Offer, currently scheduled for March 20, 2003. If you attempt to tender some of your options, but do not include all options granted to you prior to the expiration date of the Offer, your entire tender will be rejected.

The Offer is not conditioned upon any minimum threshold number of options being tendered by eligible option holders, but is subject to conditions that we describe in Section 6 of this Offer to Exchange.

All tendered options accepted by us pursuant to the Offer and not validly withdrawn will be cancelled and terminated. If you choose not to tender your options, then your options will remain outstanding and they will retain all of their current terms, including their current exercise price.

As of February 10, 2003, options to purchase 1,572,960 shares of our common stock were eligible for exchange under the Offer.

Although our Board of Directors has approved the offer, neither we nor our Board of Directors makes any recommendation as to whether or not you should tender your options for exchange. You must make your own decision whether or not to tender your options.

Shares of our common stock are quoted on the Nasdaq National Market under the symbol “CHNL.” On February 10, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $5.00 per share. We recommend that you obtain current market quotations for our common stock before deciding whether or not to tender your options.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”), nor has the SEC passed upon the fairness or merits of this

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transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

You should direct questions about the Offer or requests for assistance or additional copies of this Offer to Exchange or the Letter of Transmittal to the Stock Option Administrator, whose contact information is set forth on the last page of this Offer to Exchange.

Important

If you wish to tender your options for exchange, you must complete and sign the Letter of Transmittal in accordance with its instructions and mail, fax or hand deliver it to the Stock Option Administrator, whose contact information is set forth on the last page of this Offer to Exchange.

We are not making the Offer to, nor will we accept any tender of options from or on behalf of, option holders in any jurisdiction in which the Offer or the acceptance of any tender of options would not be in compliance with the laws of such jurisdiction. However, we may, in our sole discretion, take any action necessary for us to make the Offer to option holders in any such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether or not you should tender your options pursuant to the Offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with the Offer, other than the information and representations contained in this document or in the related Letter of Transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

The date of this Offer to Exchange is February 21, 2003.

A “Summary Term Sheet” describing the principal terms of the Offer appears on pages 1 through 7, following the table of contents. You should read this entire document and the related Letter of Transmittal carefully before deciding whether or not to exchange your options.

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TABLE OF CONTENTS

Summary Term Sheet		1

The Offer		7

1.	The Offer; Number of Options; Expiration Date	7
2.	Purpose of the Offer	8
3.	Procedures for Tendering Options	9
4.	Withdrawal Rights	10
5.	Acceptance of Options for Exchange and Grant of New Options.	11
6.	Conditions of the Offer	11
7.	Price Range of Common Stock Underlying the Options	13
8.	Source and Amount of Consideration; Terms of New Options	13
9.	Information Concerning Channell	18
10.	Interests of Directors and Officers; Transactions and Arrangements Concerning the Options	23
11.	Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer	23
12.	Legal Matters; Regulatory Approvals	25
13.	Material U.S. Federal Income Tax Consequences	25
14.	International Income Tax Consequences	26
15.	Extension of Offer; Termination; Amendment	26
16.	Fees and Expenses	27
17.	Additional Information	27
18.	Miscellaneous	28

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SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Offer. We urge you to read carefully the remainder of this Offer to Exchange and the accompanying Letter of Transmittal because the information in this summary is not complete and additional important information is contained in the remainder of this document and the Letter of Transmittal. We have included page references to the appropriate section in the remainder of this Offer to Exchange where you can find a more complete description of the topics in this summary.

What Securities Are We Offering to Exchange?

We are offering to exchange for new options all outstanding stock options to purchase shares of our common stock that were granted under the Stock Plan to current employees and non-employee directors of Channell or one of its subsidiaries, other than employees who as of the date of this Offer to Exchange have received notice of their termination and non-employee directors who as of the date of this Offer to Exchange have ceased to serve on the board of directors.

Options granted to anyone else may not be tendered in the Offer and are not affected by it. Additionally, if you are governed by the laws of a jurisdiction other than the United States, you may not be eligible to participate in the Offer if the laws of such jurisdiction preclude such participation. (Page 7)

Why Are We Making the Offer?

Certain employees’ and non-employee directors’ outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We are making the Offer in order to provide these option holders with the benefit of owning options that over time may have a greater potential to increase in value. We believe that this will create better performance incentives for these option holders and thereby align the interests of our current employees and non-employee directors with those of our stockholders in maximizing stockholder value. (Pages 8 and 9)

How Many New Options Will I Receive in Exchange for My Tendered Options?

Eligible option holders who participate in the Offer will receive a new option on the new grant date in exchange for each old option that was validly tendered and accepted for exchange. The number of shares covered by each new option will be equal to the number of shares covered by the old option that was exchanged for such new option, subject to adjustments for any stock splits, stock dividends and other events affecting our capital structure that occur before the grant date of the new option. Each new option will be granted under the Stock Plan, or any other stock option plan that may be adopted by Channell from time to time, as will be determined by Channell in its sole discretion. Channell reserves the right to amend the Stock Plan in accordance with its terms from time to time. A separate new option will be granted in exchange for each old option that is validly tendered and accepted for exchange. Accordingly, two or more eligible old options will not be consolidated into a single new option. (Page 7)

If I Choose to Tender My Options for Exchange, Do I Have to Tender All My Options?

Yes. If you choose to participate in the Offer, then you must tender all options that were granted to you prior to the expiration date of the Offer, currently scheduled for March 20, 2003. If you attempt to tender some of your options, but do not include all options granted to you prior to the expiration date of the Offer, your entire tender will be rejected. (Page 7)

Can I Tender Options That I Have Already Exercised?

The Offer only pertains to options and does not apply in any way to shares purchased upon the exercise of options. If you have exercised an option in its entirety, then that option is no longer outstanding and is therefore not subject to the Offer. If you have exercised an exchangeable option in part, then the remaining outstanding (i.e., the unexercised) portion of that option is subject to the Offer and may be tendered for exchange. (Page 7)

When Will I Receive My New Options?

We will grant the new options on one of the first five trading days, in our sole discretion, that is at least six months and one day following the date on which we cancel the old options accepted for exchange. We expect that, after the close of business on the date the Offer expires, we will cancel the old options accepted for exchange. If the Offer expires on March 20, 2003, as currently planned, we expect that the new options will be granted on one of the first five trading days beginning on September 22, 2003. (Page 13)

Why Won’t I Receive My New Options Immediately After the Expiration of the Offer?

If we were to grant the new options on any date that is earlier than six months and one day following the date on which we cancel the options accepted for exchange, then we may be required to record compensation expense against our earnings for financial reporting purposes based on changes in our stock price. By deferring the grant of the new options for at least six months and one day, we believe that we will not have to record such a compensation expense. (Page 23)

Is This a Repricing?

This is not a stock option repricing in the traditional sense. Under a traditional stock option repricing, an option holder’s current options would be immediately repriced and Channell would have a variable accounting charge against earnings until the options are exercised, forfeited or expired. (Page 23)

Why Don’t We Simply Reprice the Current Options?

“Repricing” existing options would result in variable accounting for such options, which would require us for financial reporting purposes to record additional compensation expense each quarter for increases in the price of our common stock, if any, subject to outstanding repriced options until the repriced options were exercised or cancelled or expired. This could have unfavorable consequences on our earnings. (Page 23)

Why Can’t I Just Be Granted Additional Options?

Because of the large number of underwater options currently outstanding at Channell, a total re-grant of new options could potentially have an adverse effect on Channell’s dilution and outstanding shares.

Wouldn’t It Be Easier to Just Quit Channell and Then Get Rehired?

This is not an alternative for us because this would be treated the same as a repricing if the rehire and resulting re-grant are within six months of the option cancellation date. Again, such a repricing would cause Channell to incur a variable accounting charge against earnings.

After the Grant of the New Options, What Happens If My Options Again End Up Underwater?

We are conducting the Offer only at this time, considering the unusual stock market conditions that have affected many companies throughout the market and particularly in our business sector. This is therefore considered a one-time offer and is not expected to be offered again in the future. The price of our common stock will likely be subject to continued fluctuation over the long term. We can provide no assurance as to the price of our common stock at any time in the future. (Page 21)

If I Tender My Options in the Offer, Will I Be Eligible to Receive Other Option Grants Before I Receive My New Options?

If we accept the options that you tender in the Offer, then you will not be granted any additional options during the six months following the date on which we cancel your tendered options. This is necessary to avoid incurring any compensation expense against our earnings because of accounting rules that could apply to these interim option grants as a result of the Offer. (Pages 11 and 21)

Will I Receive Any New Options If I Tender My Old Options but Am Terminated Before the Expiration Of the Offer?

If you tender your options and, for any reason, your employment with Channell or one of its subsidiaries terminates before the expiration of the Offer, then you may withdraw your tendered options before such expiration. In accordance with the terms and conditions of your outstanding options, you may be able to exercise them for a specified period of time after your termination. If you do not withdraw your tender on a timely basis, or if you withdraw your tender but do not exercise your options within the specified time, if applicable, then you will forfeit those options. (Page 8)

What Will Happen If I Am Terminated After the Expiration of the Offer but Before the New Options Are Granted?

If you tender your options, then in order for you to receive a grant of new options in the Offer, you must remain an employee or non-employee director of Channell or one of its subsidiaries from the date on which you tender your options through the date on which we grant the new options. As discussed below, we will not grant the new options until one of the first five trading days, in our sole discretion, that is at least six months and one day following the date on which we cancel the options accepted for exchange. We expect that, after the close of business on the date the Offer expires, we will cancel the options accepted for exchange. If the Offer expires on March 20, 2003, as currently planned, we expect that the new options will be granted on one of the first five trading days beginning on September 22, 2003. If, for any reason, you are not an employee or non-employee director of Channell or one of its subsidiaries from the date on which you tender your options through the date on which we grant the new options, then you will not receive any new options or any other consideration in exchange for your tendered options. This means that if your employment or service as a non-employee director terminates for any reason before the date on which we grant the new options, then you will not receive anything for the options that you tendered and we cancelled. Participation in the Offer does not confer upon you the right to remain in the employment or other service of Channell or any of its subsidiaries. (Pages 8 and 21)

What Will the Exercise Price of the New Options Be?

The exercise price of the new options will be the closing sale price of our common stock reported on the Nasdaq National Market (or such other amount that is determined by our Board of Directors to be the fair market value) on the date of grant of the new options. Accordingly, we cannot predict the exercise price of the new options. Because we will not grant new options to a tendering option holder until at least six months and one day following the date on which we cancel the options accepted for exchange, it is possible that the new options may have a higher exercise price than some or all of your current options. By tendering options, you face the risk that if our common stock price increases after the date your tendered options are cancelled, your old options would have been worth more than the new options you will receive in the exchange. We recommend that you obtain current market quotations for our common stock before deciding whether or not to tender your options. (Pages 13 and 21)

When Will the New Options Vest?

For each old option that is exchanged in the Offer for a new option, the vested status and vesting schedule of your old options will be preserved and continued as follows:

•	on the new grant date, the new option will be vested to the same extent that the old option would have been vested on the new grant date had the old option not been cancelled; and

•	after the new grant date, the unvested portion of the new option will vest on the schedule applicable to the old option, as though the old option had not been cancelled.

For instance, if you tender an option to purchase 900 shares of common stock and it is cancelled on March 20, 2003, then, assuming that you are granted a new option on September 22, 2003, the new option granted to you on that date will be for a total of 900 shares. If your old option, had you not tendered it, would have been vested as to 300 shares as of the new grant date, then your new option will also be vested as to 300 shares as of the new grant date. The remaining 600 shares of your new option that are unvested will vest on the same schedule as they would have under the old option, if the old option had not been cancelled. (Page 13)

If My Old Options are Non-Qualified Stock Options, Will My New Options Be Non-Qualified Stock Options? If My Old Options are Incentive Stock Options, Will My New Options Be Incentive Stock Options?

Notwithstanding whether the old option that you tender for exchange is a non-qualified stock option or an incentive stock option, we will grant the new option issued in exchange for such old option as either a non-qualified stock option or an incentive stock option, in our sole discretion.

For instance, if the old option that you tender for exchange is a non-qualified stock option exercisable for 1,000 shares of common stock, then we will decide, in our sole discretion, whether your new option will be a non-qualified stock option exercisable for 1,000 shares of common stock or an incentive stock option exercisable for 1,000 shares of common stock. Likewise, if the old option that you tender for exchange is an incentive stock option exercisable for 1,000 shares of common stock, then we will decide, in our sole discretion, whether your new option will be an incentive stock option exercisable for 1,000 shares of common stock or a non-qualified stock option exercisable for 1,000 shares of common stock. (Page 13)

Will I Have to Pay Taxes if I Exchange My Options in the Offer?

If you exchange your current options for new options, then we believe that you will not be required under current U.S. tax law to recognize income for federal income tax purposes at the time of the exchange. Furthermore, on the date of grant of the new options, we believe that you will not be required under current U.S. tax law to recognize income for federal income tax purposes. However, if you are granted incentive stock options, the holding periods for favorable tax treatment will begin on the day of the grant of the new options regardless of the time you have held any incentive stock options tendered in the Offer. State and local tax consequences may be different. Option holders subject to the tax laws of other countries and jurisdictions may be subject to different tax consequences if they exchange their options in the Offer. We recommend that you consult with your own tax advisor to determine the tax consequences of tendering options in the Offer. (Pages 25 and 26)

Are There Any Conditions to the Offer?

The Offer is not conditioned upon any minimum threshold number of options being tendered by eligible option holders. However, the Offer is subject to a number of other conditions with regard to events that could occur before the expiration of the Offer. These events include a change in accounting principles, a lawsuit challenging the Offer, a third-party tender offer for our common stock or an acquisition proposal for Channell. These and various other conditions are more fully described in Section 6 of this Offer to Exchange. (Pages 11, 12 and 13)

What Happens If a Change in Control of Channell Occurs During the Period After I Have Tendered My Options but Before New Options Have Been Granted?

Our Board of Directors has a duty to consider alternatives for maximizing stockholder value, and we cannot ignore the possibility that a transaction could be proposed that our stockholders or our Board of Directors believes is in the best interests of Channell and our stockholders. Prior to the expiration of the Offer, we reserve the right to terminate the Offer upon the occurrence of certain events, including if a tender or exchange offer with respect to some or all of our common stock or a merger acquisition proposal for us is proposed, announced or made by another person or entity or is publicly disclosed.

If we are acquired or undergo an extraordinary change to our capital structure during the period between the date of our acceptance of the tendered options and the date on which the new options are to be granted, then the acquiror or, if applicable, Channell, will be obligated to honor our contractual obligation to grant the new options, provided, however, in either such case, our Board of Directors reserves the right to make any adjustments or modifications to the rights and terms of the new options as it deems prudent in its sole discretion. Subject to the preceding sentence, such new options granted by the acquiror would have similar terms as the new options that we would have granted without a change in control or extraordinary change to our capital structure. However, in the case of an acquisition, depending on the terms of the acquisition, the new options granted to you may entitle you to purchase shares of stock of the acquiror. The new options may be less valuable than the options you would have received without a change in control. (Page 8)

What Happens If I Choose Not to Tender My Options or If I Tender My Options but They Are Not Accepted for Exchange?

If you choose not to tender your options or if your options are not accepted for exchange, then your options will remain outstanding and they will retain all of their current terms, including their current exercise price. We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept all properly and timely tendered options that are not validly withdrawn. (Pages 10 and 11)

How Long Do I Have to Decide Whether to Tender Options in the Offer? Can the Offer Be Extended, and, If So, How Will I Be Notified If It Is Extended?

You have until 9:00 p.m., Pacific Time, on March 20, 2003 , to tender your options in the Offer. This means that you will be able to tender your options at any time before 9:00 p.m., Pacific Time, on March 20, 2003, however, any options tendered after 9:00 p.m., Pacific Time, on March 20, 2003, will not be accepted. We may, in our sole discretion, extend the Offer at any time, but we cannot assure you that the Offer will be extended or, if extended, for how long. If we extend the Offer, we will make a company-wide announcement of the extension no later than 6:00 a.m., Pacific Time, on the next business day following the previously scheduled expiration date. If we extend the Offer, we may delay the acceptance of any options that have been tendered (and the date on which the new options will be granted would also be delayed). In addition, if we extend the Offer, you may withdraw the tender of your options before the Offer expires. (Pages 9, 10 and 26)

How Do I Tender My Options?

If you decide to tender your options, a properly completed and duly executed Letter of Transmittal must be received before the Offer expires by the Stock Option Administrator, whose contact information is set forth on the last page of this Offer to Exchange. The currently scheduled expiration date of the Offer is March 20, 2003. (Pages 9 and 10)

During What Period Of Time May I Withdraw Previously Tendered Options?

You may withdraw your tendered options at any time before the Offer expires at 9:00 p.m., Pacific Time, on March 20, 2003. To withdraw tendered options, you must deliver to the Stock Option Administrator (whose contact information is set forth on the last page of this Offer to Exchange) a Notice of Withdrawal of Tender with the required information while you still have the right to withdraw the tendered options. Once you have withdrawn options, you may re-tender, if available, options only by again following the proper delivery procedures. (Pages 10 and 11)

What Does Our Board Of Directors Think of the Offer?

Although our Board of Directors has approved the Offer, neither we nor our Board of Directors makes any recommendation as to whether or not you should tender your options for exchange. You must make your own decision whether or not to tender your options for exchange. For questions regarding tax implications or other investment-related questions, you should talk to your own legal, investment and/or tax advisors.

Why Am I Receiving So Many Documents in Connection With the Offer? Do I Have to Review Everything?

We are required to provide you with these documents to satisfy our legal obligations and the disclosure requirements of the SEC. Although the documents may be lengthy, for your benefit as well as for our own, we recommend that you read this entire document and the related Letter of Transmittal carefully before deciding whether or not to exchange your options.

How Should I Decide Whether or Not to Participate?

This will be a personal decision for all employees and non-employee directors. The exchange offer does carry considerable risk, and there are no guarantees of our future stock performance. As a result, the decision to participate must be each individual employee’s personal decision, and it will depend largely on each employee’s and non-employee director’s assumptions about the future overall economic environment, the performance of the Nasdaq National Market and our own stock price, and our business.

Who Can I Talk to If I Have Questions About the Offer?

For additional information or assistance, you should contact the Stock Option Administrator, whose contact information is set forth on the last page of this Offer to Exchange.

THE OFFER

1.     The Offer; Number of Options; Expiration Date.

Upon the terms and subject to the conditions of the Offer, we will exchange for new options all outstanding options to purchase shares of our common stock that were granted under the Stock Plan to current employees and non-employee directors of Channell or its subsidiaries, other than employees who as of the date of this Offer to Exchange have received notice of their termination and non-employee directors who as of the date of this Offer to Exchange have ceased to serve on the board of directors.

Options granted to anyone else may not be tendered in the Offer and are not affected by it. Additionally, if you are governed by the laws of a jurisdiction other than the United States, you may not be eligible to participate in the Offer if the laws of such jurisdiction preclude such participation.

We are making the Offer upon the terms and subject to the conditions set forth in this Offer to Exchange and in the related Letter of Transmittal. Eligible option holders who participate in the Offer will receive a new option on the new grant date in exchange for each old option that was validly tendered and accepted for exchange. The number of shares covered by each new option will be equal to the number of shares covered by the old option that was exchanged for such new option, subject to adjustments for any stock splits, stock dividends and other events affecting our capital structure that occur before the grant date of the new option. Each new option will be granted under the Stock Plan, or any other stock option plan that may be adopted by Channell from time to time, as will be determined by Channell in its sole discretion. A separate new option will be granted in exchange for each old option that is validly tendered and accepted for exchange. Accordingly, two or more eligible old options will not be consolidated into a single new option.

To participate in the Offer, an option holder’s options must be properly tendered and cannot be validly withdrawn, as described in Section 4 of this Offer to Exchange, before the Expiration Date (as defined in Section 3 of this Offer to Exchange). We will not accept from any option holder a tender for a portion of the shares of common stock subject to any single option grant or a tender of only some of the options that have been granted to you. If you choose to participate in the Offer, then you must tender all options that were granted to you prior to the expiration date of the Offer, currently scheduled for March 20, 2003. If you attempt to tender some of your options, but do not include all options granted to you prior to the expiration date of the Offer, your entire tender will be rejected.

If your options are properly tendered and accepted for exchange, then unless we terminate the Offer pursuant to its terms and conditions, you will be entitled to receive, upon the terms and subject to the conditions of the Offer, on one of the first five trading days, in our sole discretion, that is at least six months and one day following the date on which we cancel the options, new options to purchase the number of shares of our common stock that is equal to the number of shares subject to the options that you tendered (subject to adjustments for any stock splits, stock dividends and other events affecting our capital structure that occur before the grant date of the new options) and accepted for exchange.

If you tender your options and, for any reason, you terminate your employment with Channell or one of its subsidiaries before the expiration of the Offer, then you may withdraw your tendered options before such expiration. In accordance with the terms and conditions of those options, you may be able to exercise them for a specified period of time after your termination. If you do not withdraw your tender on a timely basis, or you withdraw your tender but do not exercise your options within the specified time, if applicable, then you will forfeit those options.

If, for any reason, you are not an employee or non-employee director of Channell or one of its subsidiaries from the date on which you tender your options through the date on which we grant the new options, then you will not receive any new options or any other consideration in exchange for your tendered options.

This means that if your employment terminates for any reason before the date on which we grant the new options, then you will not receive anything for the options that you tendered and we cancelled. Participation in the Offer does not confer upon you the right to remain in the employment or other service of Channell or any of its subsidiaries.

If we are acquired or undergo an extraordinary change to our capital structure during the period between the date of our acceptance of the tendered options and the date on which the new options are to be granted, then the acquiror or, if applicable, Channell, will be obligated to honor our contractual obligation to grant the new options, provided, however, in either such case, our Board of Directors reserves the right to make any adjustments or modifications to the rights and terms of the new options as it deems prudent in its sole discretion. Subject to the preceding sentence, such new options granted by the acquiror would have similar terms as the new options that we would have granted without a change in control or extraordinary change to our capital structure. However, in the case of an acquisition, depending on the terms of the acquisition, the new options granted to you may entitle you to purchase shares of stock of the acquiror. The new options may be less valuable than the options you would have received without a change in control.

2.     Purpose of the Offer.

We have granted options under our Stock Plan to further the growth and development of Channell by providing, through ownership of our common stock, an incentive to employees and non-employee directors to increase their interest in Channell’s welfare, to encourage them to continue their services to Channell and its subsidiaries, and to attract individuals of outstanding ability to enter the employment of Channell or its subsidiaries.

Certain employees’ and non-employee directors’ outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We are making the Offer in order to provide our option holders who are currently employed by us with the benefit of owning options that over time may have a greater potential to increase in value. We believe that this will create better performance incentives for these option holders and thereby align the interests of our current employees and non-employee directors with those of our stockholders in maximizing stockholder value.

Except as otherwise described in this Offer to Exchange or in our filings with the Securities and Exchange Commission (the “SEC”), we presently have no plans or proposals that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries outside of the ordinary course of business;

•	any material change in our present dividend policy, or our indebtedness or capitalization;

•	any change in our Board of Directors or management;

•	any other material change in our corporate structure or business;

•	our common stock not being authorized for quotation in an automated quotations system operated by a national securities association;

•	our common stock becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•	the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of any of our securities or the disposition by any person of any of our securities, other than in connection with our Stock Plan; or

•	any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition or control of us.

Neither we nor our Board of Directors makes any recommendation as to whether or not you should tender your options, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this Offer to Exchange and the related Letter of Transmittal and to consult your own legal, investment and/or tax advisors. You must make your own decision whether or not to tender your options for exchange.

3.     Procedures for Tendering Options.

Proper Tender of Options. To validly tender your options under the Offer, you must, in accordance with the terms of the Letter of Transmittal, properly complete, duly execute and deliver to us the Letter of Transmittal, or a facsimile thereof, along with any other required documents. We must receive your Letter of Transmittal before the Expiration Date. You should mail, fax or hand deliver it to the Stock Option Administrator, whose contact information is set forth on the last page of this Offer to Exchange.

The term “Expiration Date” means 9:00 p.m., Pacific Time, on March 20, 2003, unless and until we, in our sole discretion, have extended the period of time during which the Offer will remain open, in which event the term “Expiration Date” refers to the latest time and date on which the Offer, as so extended, expires. See Section 15 of this Offer to Exchange for a description of our rights to extend, delay, terminate or amend the Offer. If we do not extend the Offer, you will be able to tender your options at any time before 9:00 p.m., Pacific Time, on March 20, 2003, however, any options tendered after 9:00 p.m., Pacific Time, on March 20, 2003, will not be accepted.

The method of delivery of your Letter of Transmittal is at your election and risk. If you deliver by mail, we recommend that you use registered mail with return receipt requested and properly insure the documents. In all cases, you should allow sufficient time to ensure timely delivery.

Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our sole discretion, all questions as to form of documents and the validity (including eligibility and time of receipt), form and acceptance of any tender of options. Our determination of these matters will be final and binding on all interested persons, including you. We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely tendered options that are not validly withdrawn. We also reserve the right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular options or any particular option holder. In the event that we waive a condition for any particular option holder, we will waive such condition for all option holders. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us. Neither we nor any other person is or will be obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any such notice.

Our Acceptance Constitutes an Agreement. Your tender of options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the Offer. Our acceptance for exchange of your options tendered by you pursuant to the Offer will constitute a binding agreement between us and you, upon the terms and subject to the conditions of the Offer.

Subject to our rights to extend, delay, terminate or amend the Offer, we currently expect that we will accept, after the close of business on the Expiration Date, all properly tendered options that have not been validly withdrawn.

4.     Withdrawal Rights.

You may only withdraw your tendered options in accordance with the provisions of this Section 4. You may withdraw your tendered options in accordance with such provisions at any time before the Expiration Date.

To validly withdraw tendered options, an option holder must deliver to us a Notice of Withdrawal of Tender (the “Notice of Withdrawal”), or a facsimile thereof, with the required information, while the option holder still has the right to withdraw the tendered options. The Notice of Withdrawal must be delivered to the Stock Option Administrator (whose contact information is set forth on the last page of this Offer to Exchange). The Notice of Withdrawal must specify the name of the option holder who tendered the options to be withdrawn, the number of shares subject to the tendered options to be withdrawn and the exercise price. Please note that if you choose to withdraw from the Offer, you must withdraw all of your options. Except as described in the following sentence, the Notice of Withdrawal must be executed by the option holder who tendered the options to be withdrawn exactly as such option holder’s name appears on the option grant document(s) evidencing such options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact or another person acting in a fiduciary or representative capacity, then the signer’s full title and proper evidence satisfactory to us of the authority of such person to act in such capacity must be identified on the Notice of Withdrawal.

You may not rescind any withdrawal. Any options you withdraw will thereafter be deemed not properly tendered for purposes of the Offer, unless you properly re-tender those options before the Expiration Date by following the procedures described in Section 3 of this Offer to Exchange.

We will determine, in our sole discretion, all questions as to the validity (including time of receipt) and form of Notices of Withdrawal. Our determination of these matters will be final and binding on all interested persons, including you. Neither we nor any other person is obligated to give notice of any defects or irregularities in any Notice of Withdrawal, nor will anyone incur any liability for failure to give any such notice.

5.     Acceptance of Options for Exchange and Grant of New Options.

Upon the terms and subject to the conditions of the Offer, we will accept for exchange and will cancel options properly tendered and not validly withdrawn before the Expiration Date. We expect that, after the close of business on the date the Offer expires, we will cancel the options accepted for exchange. If the Offer expires on March 20, 2003, as currently planned, we expect that the new options will be granted on one of the first five trading days, in our sole discretion, beginning on September 22, 2003.

If we accept the options that you tender in the Offer, then you will not be granted any additional options during the six months after the date on which we cancel your tendered options. This is necessary to avoid incurring any compensation expense against our earnings because of accounting rules that could apply to these interim option grants as a result of the Offer.

Subject to our rights to extend, delay, terminate or amend the Offer, we currently expect that we will accept, after the close of business on the date the Offer expires, all properly tendered options that are not validly withdrawn.

Promptly after the expiration of the Offer, we will send each tendering option holder a letter indicating the number of shares subject to the options that we have accepted for exchange and that have been cancelled, the corresponding number of shares that will be subject to the new options, and the expected grant date of the new options.

6.     Conditions of the Offer.

Notwithstanding any other provision of the Offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend the Offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after the commencement date of the Offer and before the Expiration Date, we determine that any of the following events has occurred, and, in our reasonable judgment, it is inadvisable for us to proceed with the Offer:

•	any action or proceeding by any government agency, authority or tribunal or any other person, domestic or foreign, is threatened or pending before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Offer, the acquisition of some or all of the surrendered options, the issuance of new options, or otherwise relates to the Offer or that, in our reasonable judgment, could materially and adversely affect our business, condition (financial or other), income, operations or prospects or materially impair the benefits we believe we will receive from the Offer, including (i) the creation of strong performance incentives for our employees and (ii) the retention of our employees;

•	any action is threatened, pending or taken, or any approval is withheld, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

•	make it illegal for us to accept some or all of the surrendered options or to issue some or all of the new options or otherwise restrict or prohibit consummation of the Offer or otherwise relate to the Offer;

•	delay or restrict our ability, or render us unable, to accept the surrendered options for exchange or to issue new options for some or all of the surrendered options;

•	materially impair the benefits we believe we will receive from the Offer, including (i) the creation of strong performance incentives for our employees and (ii) the retention of our employees; or

•	materially and adversely affect our business, condition (financial or other), income, operations or prospects;

•	there is (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, or (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•	there shall have occurred any change, development, clarification or position taken in generally accepted accounting principles that could or would require us to record a compensation expense against our earnings in connection with the Offer for financial reporting purposes; or

•	another person publicly makes or proposes a tender or exchange offer for some or all of our common stock, or an offer to merge with or acquire us, or we learn that:

•	any person, entity or “group,” within the meaning of Section 13(d)(3) of the Exchange Act, has acquired or has proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group has formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before the date of the Offer;

•	any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or shall have made a public announcement that it intends to acquire us or any of our assets or securities; or

•	any change has occurred in our business, condition (financial or other), assets, income, operations, prospects or stock ownership that in our reasonable judgment is materially adverse to us.

The conditions to the Offer are for our benefit. Before the Expiration Date, we may assert them in our sole discretion, regardless of the circumstances giving rise to them. We may waive them, in whole or in part, at any time and from time to time before the Expiration Date, in our sole discretion, whether or not we waive any other condition to the Offer. In the event that we waive a condition for any particular option holder, we will waive such condition for all option holders. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 will be final and binding upon all interested persons, including you.

7.     Price Range of Common Stock Underlying the Options.

Our common stock is traded on the Nasdaq National Market under the symbol “CHNL.” The following table shows, for the periods indicated, the high and low per share sales prices for our common stock.

	High	Low
Fiscal Year Ended December 31, 2000
First Quarter	$20.25	$10.50
Second Quarter	15.00	10.50
Third Quarter	14.94	12.00
Fourth Quarter	12.63	6.50
Fiscal Year Ended December 31, 2001
First Quarter	$8.50	$6.75
Second Quarter	7.25	5.44
Third Quarter	6.65	3.10
Fourth Quarter	3.80	2.80
Fiscal Year Ended December 31, 2002
First Quarter	$5.54	$3.25
Second Quarter	8.60	5.25
Third Quarter	4.64	2.88
Fourth Quarter	6.73	3.39

As of February 10, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $5.00 per share. As of February 10, 2003, there were a total of 9,124,993 shares of our common stock outstanding.

We recommend that you obtain current market quotations for our common stock before deciding whether or not to tender your options.

8.     Source and Amount of Consideration; Terms of New Options.

We will grant new options to purchase common stock in exchange for outstanding options validly tendered and accepted for exchange. We will grant the new options on one of the first five trading days, in our sole discretion, that is at least six months and one day following the date on which we cancel the options accepted for exchange.

As of February 10, 2003, options to purchase an aggregate of 1,572,960 shares of our common stock were eligible for exchange under the Offer. If we receive and accept tenders of all such eligible options, then we will grant new options to purchase an aggregate of 1,572,960 shares of our common stock, and the common stock issuable upon exercise of the new options will equal approximately 17.2% of the aggregate number of shares of our common stock outstanding as of February 10, 2003.

Eligible option holders who participate in the Offer will receive a new option on the new grant date in exchange for each old option that was validly tendered and accepted for exchange. The number of shares covered by each new option will be equal to the number of shares covered by the old option that was exchanged for such new option, subject to adjustments for any stock splits, stock dividends and other events affecting our capital structure that occur before the grant date of the new option. A separate new option will be granted under the Stock Plan, or any other stock option plan that may be adopted by Channell from time to time, as will be determined by Channell in its sole discretion, in exchange for each old option that is validly tendered and accepted for exchange. Accordingly, two or more eligible old options will not be consolidated into a single option. Each new option will be granted under the Stock Plan, or any other stock option plan that may be adopted by Channell from time to time, as will be determined by Channell in its sole discretion.

The exercise price of the new options will be the closing sale price of our common stock reported on the Nasdaq National Market (or such other amount that is determined by our Board of Directors to be the fair market value) on the date of grant of the new options. Our Board of Directors will determine the fair market value of the new options in the event that our common stock is not listed on Nasdaq (or any securities exchange or over-the-counter market) on the date of grant of the new options.

For each old option that is exchanged in the Offer for a new option, the vested status and vesting schedule of your old options will be preserved and continued as follows:

•	on the new grant date, the new option will be vested to the same extent that the old option would have been vested on the new grant date had the old option not been cancelled; and

•	after the new grant date, the unvested portion of the new option will vest on the schedule applicable to the old option, as though the old option had not been cancelled.

We expect that each new option will have a ten-year term, beginning on the new grant date.

Notwithstanding whether any old option tendered for exchange is a non-qualified stock option or an incentive stock option, we will grant the new option issued in exchange for such old option as either a non-qualified stock option or an incentive stock option, in our sole discretion. In determining whether to grant a new option as a non-qualified stock option or an incentive stock option, we will consider various factors, including the fact that incentive stock options may be granted only if there is availability under the Stock Plan. Except as provided in the preceding sentences of this paragraph and except with respect to the exercise price and as otherwise specified in the Offer, we expect that to the extent legally permissible the terms and conditions of the new options will be substantially the same as the terms and conditions of the options tendered for exchange.

If we are acquired or undergo an extraordinary change to our capital structure during the period between the date of our acceptance of the tendered options and the date on which the new options are to be granted, then the acquiror or, if applicable, Channell, will be obligated to honor our contractual obligation to grant the new options, provided, however, in either such case, our Board of Directors reserves the right to make any adjustments or modifications to the rights and terms of the new options as it deems prudent in its sole discretion. Subject to the preceding sentence, such new options granted by the acquiror would have similar terms as the new options that we would have granted without a change in control or extraordinary change to our capital structure. However, in the case of an acquisition, depending on the terms of the acquisition, the new options granted to you may entitle you to purchase shares of stock of the acquiror. The new options may be less valuable than the options you would have received without a change in control.

As soon as reasonably practicable after the new options are granted, each tendering option holder whose tendered options were accepted for exchange and cancelled will have the ability, consistent with past option grants, to obtain their new option grant information by contacting the Stock Option Administrator (whose contact information is set forth on the last page of this Offer).

The following description summarizes the material terms and conditions of the Stock Plan, under which new options may be granted. If new options are granted under any other stock option plan, we expect that the terms of such plan will not be materially different from those of the Stock Plan.

The following description concerning the Stock Plan is merely a summary and does not purport to be complete. The description is subject to, and is qualified in its entirety by reference to, all provisions of the Stock Plan. See Section 17 of this Offer to Exchange for a discussion of how to obtain copies of the Stock Plan.

Channell Commercial Corporation 1996 Incentive Stock Plan, as Amended

Channell’s Stock Plan currently permits the granting of (i) options to purchase shares of our Common Stock or (ii) shares of our Common Stock that are subject to certain vesting and other restrictions (“Restricted Stock”) to key employees, directors and other service providers. Initially, a maximum of 750,000 shares of Common Stock were reserved for issuance under the Stock Plan. In 1999, the Stock Plan was amended to allow a maximum of 1,500,000 shares to be issued under the Stock Plan. The options vest at a rate of 33 1/3% per year beginning on the first anniversary of the date of issuance and have a term of ten years.

The Stock Plan is administered by the Compensation Committee of the Board of Directors. Members of the Compensation Committee are appointed by the Board of Directors, and no director may be appointed to or serve on the Compensation Committee if he or she has been granted or awarded equity securities of Channell under the Stock Plan (unless such grant or award does not disqualify such director as a “disinterested person” under Rule 16b-3 promulgated under the Exchange Act) or any other plan of Channell or its affiliates during the period of one year prior to such appointment. The aggregate number of stock options or shares of Restricted Stock that may be granted to any single participant under the Stock Plan during any fiscal year is 100,000. The purpose of the Stock Plan is to secure for the Company and its stockholders the benefits arising from stock ownership by key employees, directors and other service providers selected by the Compensation Committee.

All options granted under the Stock Plan are non-transferable and exercisable in installments determined by the Compensation Committee, except that each option is to be exercisable in minimum annual installments of 20% commencing with the first anniversary of the option’s grant date. Each option granted has a term specified in the option agreement, but all options expire no later than ten years from the date of grant. Options under the Stock Plan may be designated as incentive stock options for federal income tax purposes or non-qualified stock options. In the case of incentive stock options, the exercise price must be at least equal to the fair market value of the stock on the date the option is granted. The exercise price of a non-qualified stock option need not be equal to the fair market value of the stock at the date of grant, but may be granted with any exercise price which is not less than 85% of the fair market value at the time the option is granted, as the Compensation Committee may determine. The aggregate fair market value (determined at the time the options are granted) of the shares covered by incentive stock options granted to any employee under the Stock Plan (or any other plan of Channell) which may become exercisable for the first time in any one calendar year may not exceed $100,000.

Upon exercise of any option, the purchase price must be paid for as follows:

(1) in cash or by check, payable to the order of Channell; or

(2) by such other means as the Compensation Committee may approve in its sole and absolute discretion.

If the outstanding shares of our Common Stock are increased, decreased, changed into or exchanged for a different number of kind of shares or securities of Channell through (i) a distribution or payment of a dividend on the Common Stock in shares of Common Stock; (ii) subdivision or reclassification, in a stock split or similar transaction, of the outstanding shares of Common Stock into a greater number of shares; (iii) combination or reclassification of, in a reverse stock split or similar transaction, of the outstanding shares of Common Stock into a smaller number of shares; or (iv) issuance of any shares of capital stock by reclassification of the Common Stock, then an appropriate and proportionate adjustment shall be made in the maximum number and kind of shares that may be awarded under the Stock Plan. Such adjustments will be made by the Compensation Committee, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive.

The Compensation Committee may at any time suspend or terminate the Stock Plan. The Compensation Committee may also at any time amend or revise the terms of the Stock Plan. However, no amendment, suspension or termination of the Stock Plan that would materially adversely affect any rights or obligations of any participant under any restricted stock agreement or management stock option and stockholders agreement shall be effective as to such participant unless there shall have been specific action of the Compensation Committee and consent of the participant.

The form of stock option agreement included in the Stock Plan (which agreement may be varied by the Compensation Committee) provides that upon the occurrence of (i) the dissolution or liquidation of Channell, (ii) a reorganization, merger or consolidation of Channell with one or more corporations as a result of which Channell is not the surviving corporation or, as a result of which it is the surviving corporation and its outstanding voting securities are converted to or reclassified as cash, securities of another corporation or other property, (iii) a sale of assets of Channell or its subsidiaries having a fair market value equal to more than fifty percent (50%) of the total fair market value of its assets to an entity which is not controlling, controlled by or under common control with Channell or (iv) the acquisition of a record or beneficial interest in more than fifty percent (50%) of the then outstanding voting securities Channell, either in a single transaction or a series of transactions, by an entity of “group” within the meaning of Section 13(d) of the Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder which is not an affiliate of Channell, any restrictions imposed upon and remaining applicable to shares awarded under the Stock Plan will automatically terminate.

No stock options or shares of Restricted Stock will be granted under the Stock Plan after October 6, 2006, but stock options or shares of Restricted Stock previously granted may extend beyond that date.

U.S. Federal Income Tax Consequences of Non-Qualified Stock Options and Incentive Stock Options

For the tax consequences of tendering your options, please see Section 13 of this Offer to Exchange.

The following is a general summary of the material U.S. federal income tax consequences of non-qualified stock options and incentive stock options for new option grants. This discussion is based on the Code, its legislative history, Treasury regulations thereunder and administrative and judicial interpretations thereof as of the date of this Offer to Exchange, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders. Therefore, we strongly encourage you to consult your own tax advisor with respect to your individual tax consequences.

Non-Qualified Stock Options. In general, no taxable income will be recognized by the holder of an option upon the grant of a non-qualified stock option. Upon the exercise of the option, the excess of the fair market value of the shares at the time of such exercise over the exercise price will be treated as compensation. Any amounts treated as compensation (i) will be taxable as ordinary income to the option holder and (ii) generally will be allowed as an income tax deduction to Channell. The option holder’s tax basis for shares acquired upon exercise of the option will be increased by any amounts so treated as compensation.

Any gain or loss realized by an option holder on the subsequent sale of shares acquired upon the exercise of a non-qualified stock option will be short-term or long-term capital gain depending on the period the shares were held.

Incentive Stock Options. In general, no taxable income will be recognized by the holder of an option upon the grant or exercise of an incentive stock option. The option holder’s tax basis in the shares received on the exercise of such an option will be equal to the option price paid by the option holder for such shares.

If the stock received upon the exercise of an incentive stock option is held more than one year after the date of transfer of such shares to the option holder and more than two years from the date of grant of the option, any gain or loss recognized by the option holder on the subsequent sale of the stock will be a long-term capital gain or loss, as the case may be. Channell would have no corresponding income tax deduction in such a case. If the shares received upon the exercise of an incentive stock option are disposed of prior to the end of such holding periods, an amount equal to the excess (if any) of (a) the lesser of the disposition price or the fair market value of such shares on the date of exercise of the incentive stock option over (b) the option holder’s tax basis in such shares will be treated as ordinary income, and any further gain will be a short-term or long-term capital gain depending upon the period the shares were held. Any loss on the disposition of such shares will be a short-term or long-term capital loss depending upon the period the shares were held. For federal income tax purposes, the grant date of incentive stock options will be the date of grant of the new options regardless of the time any incentive stock options tendered in the Offer have been held.

In addition to the federal income tax consequences described above, an option holder holding an incentive stock option may be subject to the alternative minimum tax. In general, upon the exercise of any incentive stock option, an amount equal to the excess of the fair market value of the shares acquired on the exercise date over the exercise price will be treated as an item of adjustment for purposes of the alternative minimum tax. If, however, the shares are disposed of in the same taxable year in which the exercise occurs, then the maximum amount that will be treated as an item of adjustment will be an amount equal to the excess of the amount received upon such disposition over the exercise price. As discussed above, such an early disposition may result in the option holder losing some of the federal income tax benefits of disposing of the shares received upon the exercise of an incentive stock option after a certain holding period.

The preceding discussion is based upon current provisions of the Code, which could change. This summary does not cover any state or local tax consequences.

We recommend that you consult your own tax advisor with respect to the federal, state, local and foreign tax consequences of non-qualified stock options and incentive stock options for new option grants.

Tax Laws in Other Countries Differ from Those in the United States

For the tax consequences in other countries of tendering your options, please see Section 14 of this Offer to Exchange. If you are granted new options, in certain countries, options under the Stock Plan may be taxable at the time when the options are granted or when the options vest. In certain jurisdictions, options may also be taxable when they are exercised, and the sale of the underlying shares may be subject to various taxes. We recommend that you consult your own tax advisor with respect to the foreign tax consequences of non-qualified stock options and incentive stock options for new option grants.

9.     Information Concerning Channell.

General.     Our principal corporate offices are located at 26040 Ynez Road, Temecula, California, 92591. Our common stock is listed on the Nasdaq National Market under the symbol “CHNL”.

Channell is a designer and manufacturer of telecommunications equipment supplied to telephone, cable television and power utility network providers worldwide. Major product lines include a complete line of thermoplastic and metal fabricated enclosures, advanced copper termination and connectorization products, fiber optic cable management systems and heat shrink products. We believe that we were the first to design, manufacture and market thermoplastic enclosure products for use in the telecommunications industry on a wide scale, and we believe that we currently supply a substantial portion of the enclosure product requirements of a number of major community antenna television (“CATV”) and telephone service providers. Our enclosure products house, protect and provide access to advanced telecommunications hardware, including both RF electronics and photonics, and transmission media, including coaxial cable, copper wire and optical fibers, used in the delivery of voice, video and data services. The enclosure products are deployed within the portion of the local signal delivery network, commonly known as the “outside plant,” “local loop” or “last mile,” that connects the network provider’s signal origination point or local office with its residential and business customers.

As a result of the acquisitions of Standby Electronics Corp. in 1997 and A.C. Egerton (Holdings) PLC in 1998, Channell is also a supplier and manufacturer of metal fabricated enclosures and a full range of copper and fiber optic connectivity products. Channell also supplies enclosures for the power utility industry and markets a complete line of grade level boxes for buried and underground network applications, this offering network operators a full system solution to their outside plant requirements.

See “Additional Information” in Section 17 of this Offer to Exchange for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

Financial Information.     The information set forth on pages F-2 through F-32 of our Annual Report on Form 10-K for the year ended December 31, 2001 and the information set forth in Item 1 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 are incorporated herein by reference.

The selected summary consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated herein by reference to our Annual Report on Form 10-K for the year ended December 31, 2001 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002. The consolidated statement of operations data for the years ended December 31, 2001 and 2000 and the consolidated balance sheet data as of December 31, 2001 and 2000 are derived from our audited consolidated financial statements incorporated herein by reference. The consolidated statement of operations data for the nine months ended September 30, 2002 and 2001 and the consolidated balance sheet data as of September 30, 2002 are derived from our unaudited consolidated financial statements incorporated herein by reference. In the opinion of management, the unaudited consolidated statements of operations data for the nine months ended September 30, 2002 and 2001 and the unaudited consolidated balance sheet data as of September 30, 2002 contain all adjustments necessary to present fairly the information set forth therein. The historical results of operations are not necessarily indicative of the results of operations to be expected in the future. We have presented the following data in thousands, except per share amounts.

	Fiscal Year Ended December 31,		Nine Months Ended September 30,
	2001	2000	2002	2001
			(unaudited)
Operating Data:
Net sales	$88,698	$128,179	$65,065	$70,065
Cost of goods sold	69,892	81,108	43,160	56,870

Gross profit	18,806	47,701	21,905	13,195
Operating Expenses
Selling	12,789	15,484	6,973	10,237
General and administrative	14,124	14,231	8,799	12,235
Research and development	2,331	2,771	1,215	1,859
Restructuring charge	2,999	1,513	—	11,772
Asset impairment charge	4,322	4,569	—	4,322
Goodwill impairment charge	11,772	—	—	2,999

	48,337	38,568	16,987	43,424

Income (loss) from operations	(29,531)	8,503	4,918	(30,229)
Interest income (expense), net	(3,874)	(2,859)	(1,812)	(2,806)

Income (loss) before income taxes	(33,405)	5,644	3,106	(33,035)
Income taxes	(8,207)	2,076	1,640	(8,207)

Net income (loss)	$(25,198)	$3,568	$1,466	$(24,828)

Net Income (Loss) Per Share:
Basic	$(2.78)	$0.39	$0.16	$(2.74)
Diluted	$(2.78)	$0.39	$0.16	$(2.74)

Weighted Average Number of Shares Outstanding:
Basic	9,050	9,091	9,026	9,053
Diluted	9,050	9,126	9,075	9,053

Balance Sheet Data:
Current assets	$39,626	$51,531	$22,444	$39,586

Total assets	85,762	116,748	59,419	89,236
Long-term obligations (including current maturities)	36,816	40,364	7,697	38,919
Stockholders’ equity	37,497	63,927	39,605	37,510

	Fiscal Year Ended December 31,		Nine Months Ended September 30,
	2001	2000	2002	2001
			(unaudited)
Other Data:
Gross margin (1)	21.2%	36.7%	33.7%	18.8%
Operating margin (2)	(33.3)	6.6	7.6	(43.1)
Capital expenditures (excluding capital leases)	$3,153	$11,606	$1,420	$2,561
Cash provided by (used in):
Operating activities	13,964	8,352	18,399	7,043
Investing activities	(3,153)	(11,857)	5,194	(2,561)
Financing activities	(2,927)	1,876	(29,511)	(1,333)

(1) Gross margin is gross profit as a percentage of net sales.

(2) Operating margin is income (loss) from operations as a percentage of net sales.

As of September 30, 2002, our book value per share of common stock was $4.34.

Risks of Participating in the Offer. Participation in the Offer involves a number of potential risks, including those described below. The risks described below and the risk factors, as updated from time to time, set forth in our Annual Report on Form 10-K for the year ended December 31, 2001, Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, 2002 Proxy Statement and Registration Statement on Form S-1 under the heading “Risk Factors” highlight the material risks of participating in the Offer and investing in our common stock. Eligible participants should carefully consider these risks and are encouraged to speak with legal, financial and/or tax advisors as necessary before deciding whether or not to request that we exchange your options in the Offer. In addition, we strongly urge you to carefully read the remainder of this Offer to Exchange before deciding whether to participate in the Offer.

If our stock price increases after the date on which you surrender your existing options, your surrendered options might have been worth more than the new options that you receive in exchange for them.

The exercise price of any new options granted to you in return for your surrendered options will be the fair market value of a share of common stock on the new grant date, as determined by the closing sale price reported on the Nasdaq National Market (or such other amount that is determined by our Board of Directors to be the fair market value) on that date. You will be at risk for any increase in our common stock price before the grant date of the new options. Before the date we grant the new options, our shares could increase or decrease in value, and the exercise price of the new options could be higher or lower than the exercise price of options you elect to have cancelled as part of the Offer.

Participation in the Offer will make you ineligible to receive any option grants until one of the first five trading days, in our sole discretion, beginning on September 22, 2003.

Employees are generally eligible to receive option grants at any time that our Board of Directors or the Compensation Committee chooses to make them. However, if you participate in the Offer, you will not be eligible to receive any option grants until one of the first five trading days, in our sole discretion, beginning on September 22, 2003, due to potentially adverse accounting consequences to us if we grant options to you earlier.

If your employment or service as a non-employee director terminates prior to the grant of the new options, you will receive no additional consideration.

Once your option is cancelled, it cannot be reinstated. Accordingly, if your employment terminates for any reason prior to the grant of the new options, you will have the benefit of neither the cancelled option nor any new options.

If we are prohibited by applicable law or regulations from granting new options, you will not receive either a new option, the return of your cancelled options, or any other consideration.

We will not grant new options to you if we are prohibited by applicable law or regulations from doing so. Such a prohibition could result from changes in SEC rules, regulations or policies or Nasdaq National Market listing requirements. We are unaware of any such prohibition at this time, and we will use reasonable efforts to effect the grants, but if the grant is prohibited as of the date of grant we will not grant you any new options and you will not receive any other compensation for the options you tendered.

10.    Interests of Directors and Officers; Transactions and Arrangements Concerning the Options.

The names of our executive officers and directors, their positions held, their beneficial ownership of our common stock as of February 10, 2003, and their ownership of our options as of February 10, 2003 are set forth in the following table:

		Shares of Common Stock Beneficially Owned(1)		Shares of Common Stock Underlying Options Owned(2)
Name	Position	Number	Percent	Number	Percent
William H. Channell, Sr. (3)	Chairman of the Board and Chief Executive Officer	3,250,830	35.6%	—	0%
William H. Channell, Jr.	President, Chief Operating Officer and Director	815,250	8.9	258,334	2.8
Jacqueline M. Channell	Director	—	0	5,001	*
Bruce Glidden	Director	1,000	*	—	0
Guy E. Marge	Director	—	0	—	0
Timothy Hankinson	Managing Director, Australia and Asia	—	0	10,000	*
Claire Bishop	Finance Director, Europe	—	0	3,334	*
Edward J. Burke	Vice President, Corporate Engineering	1,000	*	40,585	*
John B. Kaiser	Vice President, North American Sales	890	*	38,425	*
Thomas Liguori	Chief Financial Officer	30,300	*	31,382	*
Andrew M. Zogby	Vice President, Corporate Marketing	1,300	*	42,338	*

* Less than one percent.

(1)  Beneficial ownership of shares of common stock is based on 9,124,993 shares of common stock outstanding as of February 10, 2003.

(2)  Refers to the number of shares covered by options exercisable within 60 days February 10, 2003.

(3)  William H. Channell, Sr. and his wife, Jacqueline M. Channell, are the co-trustees of the Channell Family Trust, which is the shareholder of record of these shares. Together, they have sole voting and dispositive power over their shares of common stock owned by such trust.

The address of each executive officer and director is c/o Channell Commercial Corporation, 26040 Ynez Road, Temecula, California, 92591.

As of February 10, 2003, our executive officers and directors, as a group, held outstanding options to purchase a total of 1,085,920 shares of our common stock under the Stock Plan that are eligible for exchange pursuant to the Offer. This represented approximately 69.0% of the shares subject to all outstanding options under the Stock Plan as of that date.

Channell’s Board of Directors currently consists of the individuals listed as directors in the table above. Channell is considering qualified candidates to fill two vacancies on the Board of Directors.

Other than as described below, there have been no agreements, arrangements or understandings between us and any other person involving our common stock, or options to purchase our common stock, during the 60 days prior to the Offer, and there are no such currently proposed agreements, arrangements or understandings other than the Offer. In addition, neither we nor, to the best of our knowledge, any of our directors or executive officers, nor any of our affiliates or affiliates of our directors or executive officers, engaged in transactions involving the options or our common stock during the 60 days prior to the Offer, with the following exceptions:

On January 16, 2003, the Compensation Committee granted stock options, with a strike price of $4.75 (which was the closing sale price of our common stock as reported on the Nasdaq National Market on such date) and vesting at a rate of 33 1/3% per year over three years, to the following directors and executive officers:

Optionee	Number of Options
William H. Channell, Jr.(1)	321,400
Thomas Liguori	50,000
Edward J. Burke	50,000
Andrew M. Zogby	50,000
Timothy Hankinson	50,000
John B. Kaiser	50,000

(1) Includes a grant of 72,960 options that is subject to stockholder approval of Channell’s new stock option plan at Channell’s 2003 annual meeting of stockholders.

11.    Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer.

Many of our option holders hold options with exercise prices significantly higher than the current market price of our common stock. We believe that it is in our best interest to offer these option holders an opportunity to more effectively participate in the potential growth in our stock price.

We could accomplish this goal by repricing existing options, which would enable option holders to immediately receive replacement options with a lower exercise price. However, the repriced options would be subject to variable accounting, which would require us to record additional compensation expense each quarter until the repriced options were exercised or cancelled or expired, which could have unfavorable consequences on our earnings. Furthermore, if we were to cancel an option and grant another option with an exercise price that was lower than the exercise price of the cancelled option within the period prior to the date of cancellation that is the shorter of (i) the six-month period immediately before the commencement date of the Offer and (ii) the period from the date of grant of the cancelled option to the date on which the option was cancelled, or within the period six months after the date of cancellation, then the cancellation and exchange could be deemed a repricing that would result in variable accounting. The cancellation of an existing option and the grant of another option within this time period could also be deemed a repricing, even if the grant of the second option were to occur before the cancellation of the first option.

We believe that we can accomplish our goal of providing option holders with the benefit of choosing whether they want to receive options that over time may have a greater potential to increase in value, without incurring additional current or future compensation expense because:

•	we will not grant any new options to tendering option holders until a day that is at least six months and one day after the date on which we accept and cancel options tendered for exchange,

•	the exercise price of all new options will be equal to the closing sale price of our common stock as reported on the Nasdaq National Market (or such other amount that is determined by our Board of Directors to be the fair market value) on the future date on which we grant the new options, and

•	we will not grant any new options to a tendering option holder unless that person tenders all options that have been granted to that option holder within six months prior to the expiration date of the Offer.

12.    Legal Matters; Regulatory Approvals.

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and grant of new options as contemplated by the Offer, or of any approval or other action by any government or governmental, judicial, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition, cancellation or grant of our options as contemplated in the Offer. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the Offer to accept tendered options for exchange and to grant new options for tendered options is subject to the conditions described in Section 6 of this Offer to Exchange.

13.    Material U.S. Federal Income Tax Consequences.

The following is a general summary of the material U.S. federal income tax consequences of the exchange of options pursuant to the Offer. This discussion is based on the Code, its legislative history, Treasury regulations thereunder and administrative and judicial interpretations thereof as of the date of this Offer to Exchange, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders. Therefore, we strongly encourage you to consult your own tax advisor with respect to your individual tax consequences by virtue of participating in the Offer.

We believe that the exchange of tendered options for the commitment to grant new options should be a non-taxable event. Administrative and judicial interpretations of Section 83 of the Code indicate that the exchange of an option without a readily ascertainable fair market value, as defined in the Treasury regulations, for a commitment to grant a new option without a readily ascertainable fair market value is a non-taxable event.

As the value of neither the tendered options nor the commitment to grant the new options will be readily ascertainable at the time of the exchange, the exchange should be a non-taxable event under U.S. federal income tax laws. Therefore, we believe that the option holders who exchange outstanding options for the commitment to grant new options should not be required to recognize income for U.S. federal income tax purposes at the time of the exchange.

We also believe that the grant of new options should not be recognized as taxable income under U.S. federal income tax laws. The Treasury regulations under Section 83 of the Code generally provide that the grant of an option without a readily ascertainable fair market value is a non-taxable event.

Therefore, we believe that on the date of grant of the new options, the option holders should not be required to recognize additional income for U.S. federal income tax purposes. Option holders subject to the tax laws of other countries and jurisdictions may be subject to different tax consequences if they exchange their options in the Offer.

We recommend that you consult your own tax advisor with respect to the federal, state, local and foreign tax consequences of participating in the Offer.

14.    International Income Tax Consequences.

In certain countries, options under the Stock Plan may be taxable at the time when the options are granted or when the options vest. In certain jurisdictions, options may also be taxable when they are exercised, and the sale of the underlying shares may be subject to various taxes. We recommend that you consult your own tax advisor with respect to the foreign tax consequences of participating in the Offer.

15.    Extension of Offer; Termination; Amendment.

We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 6 of this Offer of Exchange has occurred or is deemed by us to have occurred, to extend the period of time during which the Offer is open, and thereby delay the acceptance for exchange of any options, by giving oral or written notice of such an extension to the option holders.

We also expressly reserve the right, in our reasonable judgment, before the Expiration Date, to terminate or amend the Offer and to postpone our acceptance and cancellation of any options tendered for exchange upon the occurrence of any of the conditions specified in Section 6 of this Offer of Exchange, by giving oral or written notice of such termination or postponement to the option holders. Our reservation of the right to delay our acceptance and cancellation of options tendered for exchange is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the options tendered promptly after termination or withdrawal of the Offer.

In the case of an extension, we will make a company-wide announcement of the extension no later than 6:00 a.m., Pacific Time, on the following business day after the previously scheduled Expiration Date. Any company-wide announcement made pursuant to the Offer will be disseminated promptly to option holders in a manner reasonably designed to inform option holders of such change.

If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. These rules require a minimum period during which an Offer must remain open following certain material changes in the terms of the Offer or information concerning the Offer. The materiality of a change will depend on the facts and circumstances.

16.    Fees and Expenses.

We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to the Offer.

17.    Additional Information.

We have filed a Tender Offer Statement on Schedule TO with the SEC, of which this Offer to Exchange is a part, with respect to the Offer. This Offer to Exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to tender your options:

•	Our annual report on Form 10-K for our fiscal year ended December 31, 2001, filed with the SEC on March 27, 2002;

•	Our quarterly report on Form 10-Q for our fiscal quarter ended September 30, 2002 filed with the SEC on November 14, 2002;

•	Our definitive proxy statement on Schedule 14A for our 2002 annual meeting of stockholders, filed with the SEC on April 22, 2002; and

•	the description of our common stock contained in our registration statement on Form 8-A, as amended, filed with the SEC on June 26, 1996.

The SEC file number for these filings is 000-28582. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the following SEC public reference room at:

450 Fifth Street, N.W.

Room 1024

Washington, D.C. 20549

You may obtain information on the operation of these public reference rooms by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov.

Our common stock is quoted on the Nasdaq National Market under the symbol “CHNL,” and our SEC filings can be read at the following Nasdaq address:

Nasdaq Operations

1735 K Street, N.W.

Washington, D.C. 20006

We will also provide without charge to each person to whom we deliver a copy of this Offer to Exchange, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

Channell Commercial Corporation

Attention: George C. Christy, Treasurer

26040 Ynez Road

Temecula, California 92591

(909) 719-2600

As you read the foregoing documents, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this Offer to Exchange, you should rely on the statements made in the most recent document.

The information contained in this Offer To Exchange about Channell should be read together with the information contained in the documents to which we have referred you.

18.    Miscellaneous.

This Offer to Exchange and our SEC reports referred to above include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Our forward-looking statements are necessarily based on certain assumptions and are subject to certain risks or uncertainties. We do not undertake any responsibility to update these statements in the future. Our actual future performance and results could differ from that contained in or suggested by these forward-looking statements as a result of a variety of factors. These forward-looking statements can be identified by the use of words such as “may,” “will,” “expects,” “believes,” “plans,” “intends,” “would,” “could,” “should” or “anticipates” or the negative of these words or other variations of these words or other comparable words, or by discussions of strategy that involve risks and uncertainties. The safe harbor afforded by the Private Securities Litigation Reform Act of 1995 to certain forward-looking statements does not extend to statements made by Channell in connection with the Offer.

All such forward-looking statements are qualified by the inherent risks and uncertainties surrounding expectations generally, and may materially differ from our actual experience involving any one or more of these matters and subject areas. Our Annual Report on Form 10-K for the year ended December 31, 2001, Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, 2002 Proxy Statement and Registration Statement on Form S-1 under the heading “Risk Factors” present a more detailed discussion of these risks and other risks, as updated from time to time, related to the forward-looking statements in the Offer.

We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer is not in compliance with any applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the option holders residing in such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether or not you should tender your options pursuant to the Offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the Offer, other than the information and representations contained in this document or in the related Letter of Transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

Channell Commercial Corporation

February 21, 2003

CHANNELL COMMERCIAL CORPORATION

February 21, 2003

Offer To Exchange Outstanding Options

Granted Under the

Channell Commercial Corporation 1996 Incentive Stock Plan

This Offer and the Related Right of Withdrawal Will Expire

At 9:00 p.m., Pacific Time, On March 20, 2003,

Unless Channell Commercial Corporation Extends the Offer

If you wish to tender your options for exchange, you must complete and sign the Letter of Transmittal in accordance with its instructions, and mail, fax or hand deliver it to the Stock Option Administrator, whose contact information is set forth below. We must receive all of the required documents by 9:00 p.m., Pacific Time, on March 20, 2003.

Any questions, requests for assistance or additional copies of any documents referred to in this Offer to Exchange may be directed to the Stock Option Administrator indicated below:

Attention: Shannon Burgess

Channell Commercial Corporation

26040 Ynez Road

Temecula, California 92591

Tel: (909) 719-2600

Fax: (909) 296-3965